UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30046 / April 24, 2012

In the Matter of	:
	:
Sunwest Rollover Member LLC	:
2300 SW First Avenue, Suite 200	:
Portland, OR 97201-5047	:
	:
(812-13778)	:
	:

ORDER UNDER SECTIONS 6(c) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Sunwest Rollover Member LLC filed an application on May 28, 2010, and amendments to the application on June 17, 2010, June 28, 2010, July 8, 2010, October 8, 2010, February 22, 2011, September 6, 2011, and March 22, 2012, for an order under sections 6(c) and 6(e) of the Investment Company Act of 1940 ("Act"). The order would grant relief from all provisions of the Act and the rules thereunder, except sections 9, 17(a), 17(d) and 17(e), section 31, as modified, and sections 36 through 53 of the Act and the rules thereunder. The order exempts applicant until the earlier of August 5, 2015 or such time as applicant no longer meets the definition of an investment company under the Act.

On March 29, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30014). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 6(e) of the Act, that the relief requested by Sunwest Rollover Member LLC (File No. 812-13778) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary